Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 3 DATED FEBRUARY 4, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 1, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose: (i) the number of active investors on the Fundrise Platform as of January 31, 2021 is over 150,000, (ii) that, since inception, the Sponsored Programs have transacted on over $5.1 billion worth of real estate, and (iii) that, since launching the Fundrise Platform, as of January 31, 2021, our investors in the Sponsored Programs have earned over $100 million in dividends, net of fees.